1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 14, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF THE 2011 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2011 Annual General Meeting (the "AGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 29 June 2012 at 9:30 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.

To consider and approve the Directors' report for the year ended 31 December 2011. The aforementioned report has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Board are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Hong Kong Stock Exchange (http://www.hkex.com.hk).

2.

To consider and approve the report of the Supervisory Committee for the year ended 31 December 2011. The aforementioned report has been prepared by the Company in compliance with the requirements under the Hong Kong Listing Rules, the listing rules of Shanghai Stock Exchange and relevant rules and requirements for annual report disclosure. Details of the aforementioned report of the Supervisory Committee are available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Hong Kong Stock Exchange (http://www.hkex.com.hk).

3.

To consider and approve the independent auditor's report and the audited financial report of the Company for the year ended 31 December 2011 (including the financial report prepared in accordance with the International Financial Reporting Standards and the financial report prepared in accordance with the PRC Accounting Standards for Business Enterprises (2006)); Details of such audited financial report are available at the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Hong Kong Stock Exchange (http://www.hkex.com.hk).

4.	To consider and approve the proposal for non-distribution of final dividend for 2011 and non-transfer of reserves to increase the share capital;

5.	To consider and approve the remuneration standards for Directors and supervisors of the Company for 2012;

6.	To consider and approve the renewal of liability insurance for year 2012-2013 for the Company's Directors, Supervisors and other senior management members;

7.

To consider and approve the appointment of Ernst & Young Hua Ming and Ernst & Young as the 2012 domestic (Mainland China) and international auditors of the Company, respectively, for a term ending upon the conclusion of the 2012 annual general meeting, and the grant of authorization to the audit committee of the board of directors to fix their remuneration;

8.	To consider and approve the proposal for the provision of guarantees to Chalco Hong Kong Limited, a subsidiary of the Company, for foreign-currency financing;

9.

To consider and approve the revision of the annual cap for the existing non-exempt continuing connected transactions with Xinan Aluminum under the Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement dated 20 October 2008 (and renewed on 31 December 2009), to RMB6,300 million of the expenditure transactions for the year ending 31 December 2012; the Board be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the resolution;

10.

To consider and approve the proposed major transaction in relation to a takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd.; and the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized, confirmed and ratified to handle all relevant matters relating to the major transaction, and do all such acts and things, execute and amend all such documents as he/she deems necessary or appropriate;

11.	To consider and approve the proposal in respect of the proposed acquisition of 29.9% interest in Winsway Coking Coal Holdings Limited:

that the purchase of 1,128,186,410 shares in Winsway Coking Coal Holdings Limited from Winsway Resources Holdings Limited at a total cash consideration of HK$2,391,755,189.20 by the Company pursuant to the terms and conditions set out in the share sale and purchase agreement entered into between the Company, Winsway Resources Holdings Limited and Mr. Wang Xingchun dated 23 April 2012 (the "Share Sale and Purchase Agreement") and other arrangements and transactions contemplated under the Share Sale and Purchase Agreement be and are hereby approved; and that the Chairman of the Board of Directors of the Company, or such other person as the Chairman of the Board of Directors of the Company may authorize, is hereby authorized to implement the acquisition, to approve and execute all deeds, agreements and documents (including but not limited to power of attorney) relating to such acquisition as he/she deems necessary, appropriate, proper or required and to take all actions required in dealing with such acquisition.

12.	To consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 3 per cent or more of the shares carrying the right to vote at such meeting.

SPECIAL RESOLUTIONS

13.	To consider and approve the general mandate to issue H shares:

(a)

the Board be and is hereby granted an unconditional general mandate to issue, allot and deal with additional H Shares in the share capital of the Company and to make or grant offers, agreements and call options in respect thereof, subject to the following terms:

(i)

such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or call options which might require the implementation or exercise after the end of the Relevant Period;

(ii)

the total nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a call option or otherwise) by the Board shall not exceed 20% of the total nominal value of H Shares in issue, as at the date of this resolution ; and

(iii)

the Board will only exercise the above power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(b)	for the purpose of this resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value of RMB1.00 each, and which are held and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution;

(ii)	the expiration of a 12-month period following the passing of this resolution; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by a special resolution at a general meeting;

(c)	contingent on the Directors resolving to issue shares pursuant to paragraph (a) of this resolution, the Board be and is hereby authorized to:

(i)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider relevant in connection with the issue of such new shares including, but not limited to, determining the time and place of issue, making all necessary applications to the relevant authorities and entering into an underwriting agreement (or any other agreement);

(ii)	determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(iii)

increase the registered capital of the Company pursuant to the issue of shares under paragraph (a) of this resolution and make such amendments to the Articles of Association, as it thinks fit, so as to reflect the increase in registered capital of the Company.

14.	To consider and approve the proposal for the adoption of the Rules of Procedures for the Board of Directors of Aluminum Corporation of China Limited;

15.	To consider and approve the proposal for the adoption of the Rules of Procedures for the Supervisory Committee of Aluminum Corporation of China Limited;

16.	To consider and approve the proposal for issuance of debt financing instruments of the Company.

During the period from the registration with the National Association of Financial Market Institutional Investors to the date on which the 2012 annual general meeting ends, the Company will issue debt financing instruments in inter-bank bond market in one or several tranches and the aggregate outstanding balance of all debt financing instruments shall be not more than RMB52 billion (including the issued short-term bonds, medium-term notes and non-public debt financing instruments in an aggregate of RMB26 billion).

Chairman of the Company or other person authorized by the Chairman will be authorized to, pursuant to the needs of the Company, determine specific terms and conditions of the issue of bonds and other matters relating thereto (including but not limited to, the determination of the type, amount, interest rate, term, rating, use of proceeds of the debt financing instruments actually issued), deal with approval matters, engage intermediary institutions, submit relevant application documents to the regulatory authorities for approvals, and execute requisite legal documents in connection with the Company's issuance of the debt financing instruments and make relevant disclosure in accordance with regulatory requirements.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary
Beijing, the PRC
15 May 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

Notes:

(a)

Pursuant to the provisions of the articles of association of the Company, the H Share register of members will be closed from Wednesday, 30 May 2012 to Friday, 29 June 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 29 May 2012 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to attend and vote at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 29 May 2012 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the AGM, must complete the reply slip for attending the AGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the AGM, i.e. no later than Saturday, 9 June 2012.

Details of the Company's Board Secretary Office are as follows:
No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares which is entitled to attend the AGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof, in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(h)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(i)	All votings at the AGM will be conducted by a poll.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary